Exhibit 99.2

Luda Technology Group Limited Announces Successful Entry into Civil Nuclear Electricity Generation Sector

Hong Kong, June 10, 2026 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (the "Company" or "Luda Technology"), (NYSE: LUD), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, announced today that the Company has successfully received orders for sale of flanges and fittings from a contractor for the nuclear electricity generation sector with civil applications. These orders represent the Company's successful entry into a new, high-value, and technically demanding industry segment, and underscore the strength, precision, and reliability of its premium pipeline product portfolio.

Building on this achievement, the Company is confident that the high quality of its pipeline products positions it to receive and process additional orders within the civil nuclear electricity generation sector. Luda Technology is actively pursuing further opportunities within this emerging segment, which requires the exacting standards, durability, and quality assurance for which the Company's products are recognised.

In addition, the Company intends to seek cooperation opportunities relating to other civil nuclear electricity generation related products, building upon its initial entry into the sector to broaden its product offering and deepen its presence within this high-value industry. Importantly, the Company will continue to serve its existing core industries, including the oil and gas, shipbuilding, and chemical industries, as its current production capability is well-equipped to accommodate additional orders from these new industries without compromising service to its established customer base.

About Luda Technology Group Limited

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company's business expanded further upstream when Luda (Taian) Industrial Company Limited was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products, and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries. For more information, please visit https://www.ludahk.com/en.

Forward-looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors including the uncertainties related to market conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Luda Technology Group Limited – Investor Relations

Andrew Barwicki Inc.

Andrew J Barwicki

Email: andrew@barwicki.com

Phone: +1 516-662-9461

Website: https://ir.ludahk.com